Exhibit 99.(g)(2)

CENTRAL PARK ADVISERS, LLC
805 Third Avenue
New York, New York 10022

July 12, 2018

CPG Focused Access Fund, LLC
805 Third Avenue
New York, New York 10022

Re:	Expense Limitation and Reimbursement Agreement (the "Agreement")

Ladies and Gentlemen:

Central Park Advisers, LLC (the "Adviser"), intending to be legally bound, hereby confirms its agreement as follows in respect of CPG Focused Access Fund, LLC (the "Fund"):

The Adviser hereby agrees to limit the amount of Specified Expenses (as defined below) borne by the Fund to an amount not to exceed 0.55% per annum of the Fund's net assets (the "Expense Cap"). Specified Expenses means all expenses incurred by the Fund, except for: (i) the management fee paid to the Adviser; (ii) fees, expenses or allocations of, and any similar charge or cost associated with, the underlying alternative investment funds in which the Fund invests, (iii) brokerage costs, (iv) interest payments, (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (vi) taxes; (vii) extraordinary expenses (as determined in the sole discretion of the Adviser); and (viii) any authorized distribution or servicing fee paid with respect to certain classes of units of limited liability company interests ("Units"), including any fees under the Fund's Rule 12b-1 Plan.

To the extent that Specified Expenses for a month exceed the Expense Cap, the Adviser will reimburse the Fund for expenses to the extent necessary to eliminate such excess. To the extent that the Adviser bears Specified Expenses, it is permitted to receive reimbursement for any expense amounts previously paid or borne by the Adviser, for a period not to exceed three years from the date on which such expenses were paid or borne by the Adviser, even if such reimbursement occurs after the term of this Agreement, provided that the Specified Expenses have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in the month the reimbursement is being made to a level that exceeds the Expense Cap.

The Adviser's agreement to limit the amount of Specified Expenses, as described above, is entered into for a one-year term beginning on the initial closing date for subscriptions of Units and ending on the one year anniversary thereof.

In addition, the Adviser hereby agrees to limit the total amount of organizational expenses and expenses borne by the Fund relating to the offering and sale of Units ("O&O Expenses"), including the expenses described in Section 4(a)(4) of the Investment Advisory Agreement between the Fund and the Adviser, to an aggregate amount not to exceed $1,000,000. For purposes of this Agreement, O&O Expenses do not include any expenses that, pursuant to the exemptive order relied upon by the Fund (In re CPG Carlyle Private Equity Fund, LLC, et al., Investment Company Act Rel. Nos. 30512 (May 9, 2013) (notice) and 30547 (June 4, 2013) (order)), would be required to be paid only pursuant to the Fund's Distribution and Servicing Plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended. Any O&O Expenses borne by the Adviser pursuant to this paragraph shall not be subject to reimbursement by the Fund as provided above.

Very truly yours,

Central Park Advisers, LLC

By:	/s/ Michael Mascis
Name: Michael Mascis
Title: Chief Financial Officer

Accepted and Agreed:

CPG Focused Access Fund, LLC

By:	/s/ Michael Mascis
Name: Michael Mascis
Title: Principal Accounting Officer